AH 11-3-2003

Rec'd 10/10

SECURITIES AND EXCHANGE COMMISSION

03052370

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SEC FILE NUMBER
8-49618

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 10 2003
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DIF SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 SKYLINE DRIVE

(No. and Street)

PROCESSED
NOV 05 2003
THOMSON FINANCIAL

CORAM (City) NY (State) 11727 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID FLANZER 631-543-6500 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CASTELLANO, KORENBERG & CO. CPA's P.C.

(Name — if individual, state last, first, middle name)

313 W. OLD COUNTRY ROAD (Address) HICKSVILLE (City) NY (State) 11801 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
MAR - 3 2003
U.S. SECURITIES AND EXCHANGE COMMISSION
NORTHEAST REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID FLANZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIF SECURITIES INC, as of ~~Feb. 27~~ 12/31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

David Flanzer
Signature

President
Title

Notary Public

CHRISTOPHER R. ATKINSON
Notary Public, State of New York
No. 01AT5062500
Qualified in Suffolk County
Commission Expires July 1, 2006

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.I.F. SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

D.I.F. SECURITIES, INC.

CONTENTS



Castellano, Korenberg & Co.
Certified Public Accountants, P.C.

313 W. Old Country Road
Hicksville, NY 11801
516-937-9500
FAX: 516-932-0485

INDEPENDENT AUDITORS' REPORT

To The Stockholders
D.I.F. Securities, Inc.
Coram, New York

We have audited the accompanying balance sheet of D.I.F. Securities, Inc. at December 31, 2002 and the related statements of operations and accumulated deficit, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.I.F. Securities, Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Castellano Korenberg & Co., CPAs, P.C.
CASTELLANO, KORENBERG & CO. CPAs, P.C.

Hicksville, New York
February 7, 2003

BALANCE SHEET

D.I.F. SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 26,885
Cash held in clearing account	5,026
Commission receivable	273
Prepaid income taxes	642
Total Current Assets	32,826
PROPERTY AND EQUIPMENT	1,127
OTHER ASSET:	
Investment in securities	3,300
	$ 37,253

See independent auditors' report and notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Commissions payable	$ 13,276
Accrued expenses and other current liabilities	2,500
Total Current Liabilities	15,776
STOCKHOLDERS' EQUITY:	
Common stock:	
Class A - (Voting) no par value; 100 shares authorized, issued and outstanding	100
Class B - (Non-voting) no par value; 100 shares authorized, 50 shares issued and outstanding	50
Additional paid in capital	99,900
Accumulated deficit	(78,573)
Total Stockholders' Equity	21,477
	$ 37,253

D.I.F. SECURITIES, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2002

COMMISSION INCOME	$ 32,059
COMMISSION EXPENSE	15,976
GROSS PROFIT	16,083
GENERAL AND ADMINISTRATIVE EXPENSES	44,117
LOSS FROM OPERATIONS	(28,034)
OTHER INCOME:	
Interest income	231
Gain on sale of equipment	473
Total Other Income	704
LOSS BEFORE BENEFIT FROM INCOME TAXES	(27,330)
BENEFIT FROM INCOME TAXES	46
NET LOSS	(27,284)
ACCUMULATED DEFICIT, BEGINNING OF YEAR	(51,289)
ACCUMULATED DEFICIT, END OF YEAR	$ (78,573)

See independent auditors' report and notes to financial statements.

D.I.F. SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Class "A" – Voting No Par Value 100 Shares Authorized		Common Stock Class "B" – Non-Voting No Par Value 100 Shares Authorized		Additional Paid – In Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount		
Balance, January 1, 2002	100	$ 100	50	$ 50	$ 99,900	$ (51,289)
Net Loss for the Year Ended December 31, 2002	-	-0-	-	-0-	-0-	(27,284)
Balance, December 31, 2002	100	$ 100	50	$ 50	$ 99,900	$ (78,573)

See independent auditors' report and notes to financial statements.

D.I.F. SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from commissions	$ 83,910
Interest received	231
Cash Provided By Operating Activities	84,141
Cash paid for commissions	(22,361)
Cash paid to suppliers and employees	(44,879)
Cash Disbursed For Operating Activities	(67,240)
NET CASH PROVIDED BY OPERATING ACTIVITIES	16,901
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of equipment	764
NET CASH PROVIDED BY INVESTING ACTIVITIES	764
NET INCREASE IN CASH	17,665
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,220
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 26,885

See independent auditors' report and notes to financial statements.

D.I.F. SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

NET LOSS	$ (27,284)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Gain on disposition of property and equipment	(473)
Depreciation	1,238
Changes in assets (increase) decrease:	
Commissions receivable	51,851
Prepaid income taxes	(46)
Security deposits	4,000
Changes in liabilities increase (decrease):	
Commissions payable	(10,385)
Accrued expense and other current liabilities	(2,000)
Total Adjustments	44,185
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 16,901

See independent auditors' report and notes to financial statements.

D.I.F. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Business Activity

D.I.F. Securities, Inc. (the "Company") was incorporated on May 6, 1996, under the laws of the State of New York and maintains its offices in Coram, New York. The Company became a member of the National Association of Securities Dealers on April 18, 1997, when it effectively commenced operations. The Company is an initiating broker principally engaged in the trading of mutual funds, unitrusts, stocks and bonds for individual investors located throughout the New York Metropolitan area. The Company uses an independent brokerage concern to clear stock trades and to maintain customers' portfolio accounts. The Company is registered with the Securities and Exchange Commission as a Broker Dealer.

Revenue and Expense Recognition

Commission income earned on mutual fund and other security transactions and the related commission expense is recognized on a trade date basis.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

Financial instruments which subject the Company to credit risk include commissions receivable which are due from the clearing brokerage and are uncollateralized.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

D.I.F. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont'd).

Property and Equipment (cont'd).

Depreciation of property and equipment is provided utilizing an accelerated method over five years, the estimated useful lives of the respective computer equipment.

Note 2 - Property and Equipment

Property and equipment is summarized as follows:

Computer equipment	$ 15,932
Less: Accumulated depreciation	14,805
	$ 1,127

Depreciation expense related to property and equipment amounted to $1,238 for the year ended December 31, 2002.

Note 3 - Investment in Securities

At December 31, 2002, the Company has invested in the stock of a non-public company. The stock is being carried at its historical costs of $3,300, which also approximates fair market value.

Note 4 - Commitments

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company had net capital of $17,050 which was $12,050 in excess of its required net capital of $5,000 at December 31, 2002. The Company's ratio of aggregate indebtedness to net capital was .93 to 1 at December 31, 2002.

Under an arrangement with its clearing institution, the Company is required to maintain a minimum $5,000 balance with its clearing institution.

D.I.F. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 4 - Commitments (cont'd).

The clearing institution has a first lien on these funds and the right to offset these amounts against any obligation due it. Pursuant to the arrangement, the balance can be made up of a combination of cash, Treasury bills and money funds. At December 31, 2002, the balance in this account consisted entirely of cash equivalents aggregating $5,026.

The Company currently operates out of space provided by a stockholder. The Company has not paid rent for this space.

Rent expense under a former lease charged to operations for the year ended December 31, 2002, amounted to $6,186.

Note 5 - Benefit From Income Taxes

The benefit from income taxes is summarized as follows:

State	$ (46)

SUPPLEMENTARY INFORMATION



Castellano, Korenberg & Co.
Certified Public Accountants, P.C.

313 W. Old Country Road
Hicksville, NY 11801
516-937-9500
FAX: 516-932-0485

To The Stockholders
D.I.F. Securities, Inc.
Coram, New York

Our report on our audit of the basic financial statements of D.I.F. Securities, Inc. for December 31, 2002 appears on page one. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Castellano, Korenberg & Co., CPAs, P.C.
CASTELLANO, KORENBERG & CO., CPAs, P.C.

Hicksville, New York
February 7, 2003

D.I.F. SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

ADVERTISING	$ 136
BANK CHARGES	112
COMPUTER EXPENSE	7,379
DEPRECIATION	1,238
INSURANCE	369
LICENSES	326
TICKET CHARGES	23,591
OFFICE SUPPLIES	1,689
POSTAGE AND DELIVERY	214
PROFESSIONAL FEES	2,225
RENT	6,186
TELEPHONE	652
	$ 44,117

See accountants' report on supplementary information.

D.I.F. SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2002

NET CAPITAL:	
Total Stockholders' Equity	$ 21,477
DEDUCTION:	
Property and equipment, net	1,127
NET CAPITAL, BEFORE HAIRCUT ON SECURITIES POSITIONS	20,350
HAIRCUT ON SECURITIES	3,300
NET CAPITAL	$ 17,050
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 13,276
Accrued expenses and other current liabilities	2,500
TOTAL AGGREGATE INDEBTEDNESS	$ 15,776
MINIMUM NET CAPITAL REQUIREMENT	$ 5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 12,050
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.93 TO 1

Note - There were no material differences between the 2002 computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17A-5.

See accountants' report on supplementary information.



Castellano, Korenberg & Co.
Certified Public Accountants, P.C.

313 W. Old Country Road
Hicksville, NY 11801
516-937-9500
FAX: 516-932-0485

To The Stockholders
D.I.F. Securities, Inc.

In planning and performing our audit of the financial statements of D.I.F. Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-a(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by D.I.F. Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and (2) in ascertaining that the conditions of exemption from rule 15c3-3 were being complied with as of the examination date and during the period since our last audit.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.



CASTELLANO, KORENBERG & CO., CPAs, P.C.